

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

Via E-mail
Lawrence Mendelsohn
Chairman and Chief Executive Officer
Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy, Suite 131
Beaverton, OR 97005

> **Re:** **Great Ajax Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted November 10, 2014**
> **CIK No. 0001614806**

Dear Mr. Mendelsohn:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to comment 6 of our letter dated October 21, 2014. As you do not have one full year of operations and you have not specifically identified assets to acquire with the proceeds of this offering, we continue to believe that Guide 5 applies to this offering. Please revise to provide prior performance information, including any adverse business developments experienced by your sponsor or its affiliates. To the extent that you do not believe Aspen Capital has sponsored prior programs, please tell us and clarify whether your manager and/or its affiliates have sponsored any investment funds or other vehicles that primarily have invested in real estate or real estate-related investments.

Prospectus Summary

2.   We note your response to comment 7 of our letter dated October 21, 2014 and the revised disclosure on page ii. Please revise, here or elsewhere, to briefly explain at what point a non-performing or sub-performing loan would be considered a re-performing loan and vice versa. In addition, please confirm that you will provide information regarding the status of your loans on a current as well as historical basis.

3.   We note that you reference the Servicer's ability to facilitate third party mortgage financing, which you may then acquire, on pages 2, 4, 5 and 13. Please reconcile this with your disclosure on page 20 that you "currently do not expect to acquire newly originated residential mortgage loans."

4.   We note your revised disclosure on page 1 that you "generally securitize" your mortgage loans. Please reconcile this with your disclosure on page 74 that you "generally intend to hold [y]our target assets as long-term investments."

Our Strategy, page 3

5.   We note your response to comment 9 of our letter dated October 21, 2014. Please balance your disclosure regarding your targeted return to discuss how your results of operations may be negatively affected by the fact that your portfolio will consist of higher risk loans, which have higher delinquency and default rates and are more expensive to service than conventional mortgage loans.

Our Portfolio, page 6

6.   We note your disclosure that your portfolio information includes information related to loans owned by the Servicer. Please clarify whether these loans will be recorded on the company's balance sheet, and management's basis in GAAP for recording the loans as assets of the company if applicable. Please cite any relevant accounting literature in your response.

Conflicts of Interest, page 14

7.   Please revise this section to clarify that each of your executive officers has a direct interest in the financial success of your Manger or the Servicer, which may encourage them to support strategies that adversely affect you. We note your risk factor disclosure to this effect on page 42.

Liquidity and Capital Resources, page 74

8.   Please briefly revise your disclosure to explain how the terms of your 5.19344% Class B-1 Notes differ from your 5.19344% Class B-2 Notes.

Aspen Capital Track Record, page 79

9.   Please balance your disclosure regarding Aspen Capital's track record to describe any material adverse business developments experienced by Aspen Capital or your management team.

Our Portfolio, page 87

10.   We note your disclosure that a significant change in delinquencies for the loans that you own could adversely affect your business and that prepayment rates can change, adversely affecting the performance of your assets. Please revise to provide the delinquency rate and amounts for your loan portfolio. In addition, please revise to provide the prepayment rate of your loan portfolio.

11.   Please revise to provide loan size and origination dates for your loan portfolio or advise.

12.   We note your disclosure on the pie chart on the top of page 88 and your disclosure in the narrative at the bottom of page 88 regarding the percentage of your portfolio that are re-performing loans, sub-performing loans and non-performing loans. Please revise to briefly explain why the percentages in the pie chart differ from the percentages in the narrative.

Management, page 100

13.   We note your response to comment 26 of our letter dated October 21, 2014. However, we continue to note that page 94 states that Mr. Schaub serves on an internal investment committee for your Manager, and that this affiliation is not disclosed in the Management section. Please advise.

Investment Supervisory Committee, page 104

14.   We note your disclosure that this committee oversees the investment operations of the Manager. We further note your risk factor disclosure on page 42 that your board of directors will not approve each investment decision. Please expand upon your disclosure in this section to state how this committee will exercise oversight over the investment operations of the Manager.

Gregory Servicing Agreement. Page 114

15.   We note your disclosure on page 114 that you will reimburse Gregory for "all customary, reasonable and necessary out-of-pocket costs and expenses incurred." Please clarify whether you reimburse Gregory for salaries of their employees.

Financial Statements

General

16.   Please update your financial statements in accordance with Rule 3-12 of
        Regulation S-X.

17.   We have considered your responses to our prior comments 32, 33 and 34. We
        may have further comment once we have reviewed your interim financial statements for
        the period ended September 30, 2014.

Exhibit 8.1

18.   We note that counsel's tax opinion is a short-form opinion, yet your disclosure on
        page 142 indicates that counsel will render the relevant tax opinion in connection with
        this offering. Please confirm that when the short-form tax opinion is filed, the disclosure
        in the "Material U.S. Federal Income Tax Considerations" section will clearly identify
        and articulate the opinion being rendered and will state that such disclosure is the opinion
        of counsel.

        You may contact Wilson Lee, Staff Accountant, at (202) 551-3468, or Robert Telewicz,
Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the
financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202)
551-3466, or me at (202) 551-3401 with any other questions.

                                                Sincerely,

                                                /s/ Jennifer Gowetski

                                                Jennifer Gowetski
                                                Special Counsel

cc: Anna T. Pinedo, Esq.